Rio Tinto plc	Eleanor Evans
2 Eastbourne Terrace	Company secretary
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2058
F +44 (0) 20 7781 1835
E Eleanor.evans@riotinto.com

May 13, 2015

Private and confidential

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission,

450 Fifth Street, NW

Washington DC 20549

USA

Re:	Rio Tinto plc and Rio Tinto Limited (collectively, “Rio Tinto”)
Form 20-F for Fiscal Year Ended December 31, 2014

Dear Ms. Jenkins:

            I refer to your letter dated May 11, 2015 to Mr. Sam Walsh of Rio Tinto regarding the due date for responding to your letter. We are requesting an extension of the due date in order to have sufficient time for compilation of the responses to the Staff’s comments and review. Rio Tinto confirms that it intends to submit its responses to the Staff’s comments by June 8, 2015.

Very truly yours,
/s/ Eleanor Evans

Eleanor Evans
Company secretary